

August 30, 2012

Ms. Ma. Lourdes C. Rausa-Chan
Senior Vice President, Corporate Affairs and
Legal Services Head and Corporate Secretary
Philippine Long Distance Telephone Company
Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines

> **Re: Philippine Long Distance Telephone Company**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 28, 2012**
> **File No. 001-03006**

Dear Ms. Rausa-Chan:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director